SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2018

G. WILLI-FOOD INTERNATIONAL LTD.
(Translation of registrant's name into English)

4 Nahal Harif St., Yavne, Israel 81106
(Address of principal executive offices)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F ☒    FORM 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):..........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):............

Indicate by check mark whether registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

YES ☐    NO ☒

If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________.

Attached hereto and incorporated by reference herein is a press release issued by G. Willi-Food International Ltd. on November 15, 2018.

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (File No. 333-11848 and 333-138200) of the Registrant.

SIGNATURES

In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. WILLI-FOOD INTERNATIONAL LTD.

Dated: November 15, 2018	By:	/s/ Amir Kaplan
Name: Amir Kaplan
Title: Chief Financial Officer

FOR IMMEDIATE RELEASE

G. WILLI-FOOD ANNOUNCES DECISION OF ITS BOARD OF
DIRECTORS TO ENTER INTO A NEW BUSINESS ACTIVITY
OF PROVIDING -NON-BANK CREDIT

YAVNE, Israel – November  15, 2018 -- G. Willi-Food International Ltd. (NASDAQ: WILC) (the “Company” or “Willi Food”), a global food company specializing in the development, manufacturing, marketing and international distribution of kosher foods, announced today that its Board of Directors (the "Board") resolved to enter into a new business activity of providing non-bank credit (the “Credit Activity”).

The Board authorized the Company's management to take required actions to obtain a license for extending credit under the Supervision of Financial Services Law (Regulated Financial Services), 5776-2016 under the Israeli law.

The Company estimates that the Credit Activity will be financed from its equity capital.

It is the intention of the Company that the Credit Activity will be conducted in addition to its current activity of developing, manufacturing, marketing and international distribution of kosher food products.

ABOUT G. WILLI-FOOD INTERNATIONAL LTD.:

G. Willi-Food International Ltd. (http://www.willi-food.com) is an Israeli-based company specializing in high-quality, great-tasting kosher food products. Willi-Food is engaged directly and through its subsidiaries in the design, import, marketing and distribution of over 600 food products worldwide. As one of Israel's leading food importers, Willi-Food markets and sells its food products to over 1,500 customers in Israel and around the world including large retail and private supermarket chains, wholesalers and institutional consumers. The company's operating divisions include Willi-Food in Israel and Gold Frost, a wholly owned subsidiary who designs, develops and distributes branded kosher, dairy-food products.

FORWARD LOOKING STATEMENT

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products and expected sales, operating results, and earnings. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements, including relating to its new business activity of providing non-bank credit. These risks and other factors include but are not limited to the risk that the Company will not proceed with repurchasing Company shares or repurchase shares up to the maximum approved by the board of directors, monetary risks including changes in marketable securities or changes in currency exchange rates- especially the NIS/U.S. Dollar exchange rate, payment default by any of our major clients, the loss of one of more of our key personnel, changes in laws and regulations, including those relating to the food distribution industry, and inability to meet and maintain regulatory qualifications and approvals for our products, termination of arrangements with our suppliers, loss of one or more of our principal clients, increase or decrease in global purchase prices of food products, increasing levels of competition in Israel and other markets in which we do business, changes in economic conditions in Israel, including in particular economic conditions in the Company's core markets, our inability to accurately predict consumption of our products and changes in consumer preferences, our inability to protect our intellectual property rights, our inability to successfully integrate our recent acquisitions, insurance coverage not sufficient enough to cover losses of product liability claims and risks associated with product liability claims We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2017, filed with the Securities and Exchange Commission on April 30, 2018. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking information contained in this press release.

Company Contact:
G. Willi - Food International Ltd.
Amir Kaplan, Chief Financial Officer
 (+972) 8-932-1000
amir.k@willi-food.co.il